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                          November 1, 2021

       Brian O'Toole
       Chief Executive Officer
       BlackSky Technology Inc.
       13241 Woodland Park Road, Suite 300
       Herndon, Virginia, 20171

                                                        Re: BlackSky Technology
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 25,
2021
                                                            File No. 333-260458

       Dear Mr. O'Toole:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Mark Bass